Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: May 12, 2005

Swisscom AG

(Translation of registrant’s name into English)

Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Swisscom Group Interim Report as at March 31, 2005:

Increased competition and pricing pressure –
Swisscom revises expectations for 2005

	1.1.-31.3.2004	1.1.-31.3.2005	Change
Net revenue (in CHF millions)	2488	2445	-1.7%
EBITDA (in CHF millions)	1122	1092	-2.7%
EBIT (in CHF millions)	730	735	0.7%
Net income* (in CHF millions)	575	613	6.6%
Equity Free Cash Flow (in CHF millions)	461	606	31.5%
ADSL accesses (at 31.3)	596,000	878,000	47.3%
Number of mobile customers (at 31.3 in millions)	3.84	3.98	3.8%
Number of full-time employees at 31.3	15,759	15,397	-2.3%

*	Net income before deduction of minority interests

Net revenue for the Swisscom Group fell by 1.7% year-on-year to CHF 2.45 billion. The cost savings implemented did not completely offset this decline, and operating income before interest, tax, depreciation and amortisation (EBITDA) dropped by 2.7% to CHF 1.09 billion. However, due to lower depreciation and amortisation and a higher net financial result, net income before deduction of minority interests rose by 6.6% to CHF 613 million.
The share buyback program in 2004 led to higher growth in net earnings per share, which increased by 14.8% to CHF 8.46. As already announced, Swisscom is launching another share buyback program in 2005 to the value of CHF 2 billion. For fiscal 2005, Swisscom expects revenue and EBITDA to fall to around CHF 9.6 billion and around CHF 4.1 billion

Swisscom AG Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www.swisscom.com media@swisscom.com	1

respectively, primarily as a result of the intense competition and pricing pressure faced by Mobile and Fixnet.

The Swisscom Group’s revenue from external customers decreased by CHF 43 million (1.7%) year-on-year to CHF 2.45 billion. The Fixnet segment posted a drop in revenue of CHF 34 million (2.9%). The increase in revenue from access charges due to the growth of ADSL was outweighed by the decline in traffic revenue. At Mobile, the higher number of customers in particular pushed revenue up by CHF 13 million (1.5%). The Solutions segment recorded a drop in revenue of CHF 35 million (11.1%) as a result of ongoing tough competition and pricing pressure. The “Other” segment increased revenue by CHF 15 million (13.3%) on the back of additional revenue generated by Swisscom IT Services through business with third parties.

The reduction in operating expenses as a result of the cost-cutting measures implemented was not sufficient to fully offset the decline in revenue. EBITDA therefore decreased by CHF 30 million to CHF 1.09 billion. The net financial result increased by CHF 23 million, primarily because the Group achieved higher net interest income and higher gains from sales of shareholdings than in the previous year. At CHF 147 million (previous year: CHF 145 million), income tax expense was close to the previous year’s level.

Net income before deduction of minority interests increased by CHF 38 million (6.6%) year-on-year to CHF 613 million. The decline in EBITDA was outweighed by lower depreciation and amortisation, a higher net financial result and the fact that losses are no longer being posted for the discontinued operation (debitel). Due to a new statutory accounting requirement, net income is now shown before deduction of the interests of minority shareholders in fully consolidated group companies. After deduction of these minority interests, net income amounted to CHF 520 million (previous year: CHF 488 million). Due to the smaller average number of shares resulting from the 2004 share buyback program, net earnings per share increased by 14.8% to CHF 8.46.

As already announced, Swisscom is launching another share buyback program this year to the value of CHF 2 billion. Shares will be bought back via the second trading line – this is expected to start by 23 May 2005.

Management change at Swisscom IT Services AG

Swisscom AG Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www.swisscom.com media@swisscom.com	2

Michael Shipton (born 1956), Chief Strategy Officer of Swisscom AG, is to become the new CEO of Swisscom IT Services AG. In his new role, he will remain a Member of the Swisscom Group Executive Board. Michael Shipton is succeeding Urs Stahlberger (1946), who is to retire by the end of 2005 at the latest. The changeover will take place over the course of this year, with arrangements for Michael Shipton’s successor being made during the same period.

Subdued outlook for 2005

Amid intense competition and price reductions at Mobile and Fixnet, Swisscom expects revenue to decrease to around CHF 9.6 billion for fiscal 2005, with operating income before interest, tax, depreciation and amortisation (EBITDA) falling to approximately CHF 4.1 billion. The decline in revenue and EBITDA amounts to around CHF 0.4 billion and CHF 0.3 billion respectively year-on-year and can chiefly be attributed to lower traffic volumes for Fixnet and Mobile, the announced price cuts at Mobile (particularly in respect of termination) and the planned transfer of International Carrier Services activities to the joint venture with Belgacom as from the middle of the year. The Swisscom Group’s capital spending will once again be in the region of CHF 1.2 billion.

Segments

Fixnet’s revenue from external customers fell by 2.9% year-on-year to CHF 1,119 million. The revenue increase from access charges due to the continued growth of broadband accesses (ADSL) was outweighed by a drop in revenue from retail and wholesale traffic.

Revenue from retail traffic declined by 12.0% (CHF 40 million) to CHF 294 million. The decline in local and long-distance traffic as well as in Internet traffic is primarily a consequence of the continued migration of Internet traffic to ADSL. The entry of cable television companies into the market and the introduction of new pricing systems also contributed to the reduction in revenue. Revenue for both fixed-to-mobile and international traffic fell due to reduced volumes as a result of greater competition.

Revenue from wholesale traffic dropped by 11.9% to CHF 148 million. The increase in revenue from international wholesale traffic due to higher traffic volumes was outweighed by the reduction in national wholesale traffic. The decline in national

Swisscom AG Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www.swisscom.com media@swisscom.com	3

wholesale traffic was due to the migration of Internet traffic to ADSL and price reductions for interconnection tariffs.

Revenue from access charges increased by 6.1% to CHF 487 million due to the greater number of broadband accesses (ADSL). The number of ADSL accesses rose by 47.3% year-on-year to 878,000. Of this total, 550,000 accesses relate to Bluewin retail customers and 328,000 to customers of other providers. Access charges cover charges for analogue and digital access lines as well as broadband access lines (ADSL) for retail and wholesale customers, and Internet subscription fees. The decline in revenue from other segments can be attributed to reduced revenue from Mobile and Solutions.

Fixnet’s operating expenses fell by 1.3% year-on-year to CHF 859 million. Lower sales-related spending and cost savings were offset by higher spending on workforce reduction measures. Expenses associated with the reduction in headcount came to CHF 17 million (previous year: CHF 3 million). The EBITDA of the Fixnet segment fell by 9.7% to CHF 519 million, with cost reductions not proving sufficient to compensate for the revenue shortfalls.

Thanks to a larger customer base, the Mobile segment posted a year-on-year increase of 1.5% in revenue from external customers to CHF 901 million. A decline in revenue from other segments led to a 3.0% decline in net revenue. The customer base grew by a net total of 145,000 (3.8%) year-on-year to 3.98 million. This increase can be attributed above all to increasing mobile market penetration and value-oriented churn management. When comparing these figures with last year’s, it should be borne in mind that new legislation requires prepaid customers to register with network operators. As a result of this, some 124,000 unregistered customer accesses were deactivated at the end of 2004. These customers are no longer included in the customer base.

Revenue from connectivity voice rose by 1.5% to CHF 551 million, thanks above all to the expansion of the customer base and outbound roaming. Revenue from connectivity data and value added services rose by 16.8% year-on-year to CHF 146 million, due largely to the larger customer base and the introduction of new data services. Other revenue fell by 27.7%, or CHF 13 million, as a result of the decline in the number of customer terminals. Revenue from other segments dropped by CHF 45 million or 24.5%. This was primarily due to the lower number of terminals delivered to Fixnet for sale in Swisscom Shops.

Swisscom AG Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www.swisscom.com media@swisscom.com	4

The average minutes per user per month (AMPU) fell from 116 to 112 minutes as a result of restrained customer behaviour, resulting in a decline in the average revenue per user per month (ARPU). This development was one of the reasons behind Swisscom Mobile’s decision to announce substantial price reductions a week ago. On 1 June 2005, the company is launching a new subscription whereby customers will be charged just CHF 0.50 per call. At the same time, termination charges are to be cut by 40%. The decline in the area of SMS messaging can be attributed to an SMS promotion that took place in March 2004. The promotion enabled customers to send an unlimited number of SMS messages within Switzerland for a flat fee of CHF 5. Leaving this promotion aside, the number of SMS messages sent was slightly above the figure for the previous year.

Mobile’s operating expenses fell by 10.0% year-on-year to CHF 531 million. This reduction was due to lower customer acquisition and retention costs, reduced expenditure on the purchase of terminal equipment and cost savings. As a result of these factors, operating income (EBITDA) rose by 5.6% to CHF 509 million. The EBITDA margin increased from 45.0% to 48.9%.

Swisscom Enterprise Solutions was merged with Swisscom Systems on January 1, 2005 and is now reported as the Solutions segment. The segment posted a year-on-year decrease of 11.1% in revenue from external customers to CHF 281 million. Traffic revenue fell by 17.5% to CHF 66 million as a result of lower volumes due to substitution by mobile communications and lower prices due to ongoing competition pressure. Revenue from leased lines dropped by 16.7% to CHF 40 million as a result of substitution and enhancement with lower-priced Internet-based (IP) offerings. The 31.8% decrease in other revenue to CHF 15 million was primarily the result of lower revenue from the rental of PBX systems.

The 7.3% decline in operating expenses is chiefly due to lower purchasing volumes as a result of the decrease in sales and lower personnel expenses due to the lower headcount. EBITDA fell by 41.0% to CHF 23 million, as the decrease in revenue could not be entirely offset by cost savings. The EBITDA margin amounted to 7.3% (previous year: 11.0%).

The “Other” segment mainly comprises the Group companies Swisscom IT Services AG, Swisscom Broadcast AG, the two Billag companies and the Swisscom Eurospot Group. Revenue from external customers rose by 13.3% year-on-year to CHF 128 million. This

Swisscom AG Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www.swisscom.com media@swisscom.com	5

increase can be attributed to the higher revenue achieved by Swisscom IT Services in respect of IT outsourcing services.

Operating expenses also increased by 2.5% year-on-year to CHF 207 million. The 5.4% rise in EBITDA can be attributed to the fact that revenue grew more strongly than operating expenses. The EBITDA margin amounted to 15.9% (previous year: 15.5%).

The detailed Interim Report is available online at:

http://www.swisscom.com/q1-report-2005

Berne, May 12, 2005

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute “forward-looking statements”. In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom’s past and future filings and reports filed with the SWX Swiss Exchange and the U.S. Securities and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Swisscom AG Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www.swisscom.com media@swisscom.com	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: May 12, 2005	by: /s/ Rolf Zaugg
	Name:	Rolf Zaugg
	Title:	Senior Counsel Head of Capital Market & Corporate Law